POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation” or “Points”) will be held at the Sheraton Centre Toronto Hotel, Kenora Conference Room, 123 Queen Street West, Toronto, Ontario M5H 2M9 on May 10, 2018, at 2:00 p.m. (Eastern Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2017 and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.	to appoint KPMG LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on April 5, 2018 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Eastern Time) on May 8, 2018, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law. The proxy cut-off time may be waived by the Chairman of the Board, in his sole discretion without notice.

            DATED at Toronto, Ontario, this 8th day of March, 2018.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer